Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF
DOT HILL SYSTEMS CORP.

Dot Hill Systems Corp., a Delaware corporation (the “Company”), does hereby certify that:
First: The name of the Company is Dot Hill Systems Corp.
Second: The date on which the Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware is May 24, 2001.
Third: Article IV, Section A of the Company’s Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:
A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the corporation is authorized to issue is two hundred ten million (210,000,000) shares. Two hundred million (200,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).
Fourth: This Certificate of Amendment has been duly approved by the Company’s Board of Directors in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and was duly adopted by the stockholders of this Company in accordance with the provisions of Section 242 of the DGCL.
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Exhibit 3.1

In Witness Whereof, Dot Hill Systems Corp. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer as of May 5, 2015.
Dot Hill Systems Corp.
By: /s/ Dana W. Kammersgard
Name: Dana W. Kammersgard
Title: President and Chief Executive Officer